HOOKIPA Pharma Inc.

350 Fifth Avenue, 72nd Floor, Suite 7240

New York, New York 10118

January 2, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HOOKIPA Pharma Inc.: Registration Statement on Form S-3 filed December 22, 2023 (File No. 333-276220)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), HOOKIPA Pharma Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 4, 2024, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Finnbarr D. Murphy of Goodwin Procter LLP at (212) 459-7257.

Sincerely,
HOOKIPA Pharma Inc.

/s/ Reinhard Kandera
Reinhard Kandera
Chief Financial Officer

cc:	Joern Aldag, HOOKIPA Pharma Inc.

Robert Puopolo, Esq., Goodwin Procter LLP

Finnbarr D. Murphy, Esq., Goodwin Procter LLP